EXHIBIT 99.2

VERMILION ENERGY INC.

2011 MANAGEMENT’S DISCUSSION AND ANALYSIS

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
AECO	the daily average Alberta natural gas price as traded on the Natural Gas Exchange
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
GAAP	Canadian Generally Accepted Accounting Principles, or alternatively IFRS

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements under applicable securities legislation. Forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	revenue;
•	future production levels and rates of average annual production growth;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses;
•	royalty rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future oil and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”), dated March 1, 2012, of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results as at and for the three months and year ended December 31, 2011 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and 2010, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The audited consolidated financial statements for the year ended December 31, 2011 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

CORPORATE CONVERSION

On September 1, 2010, Vermilion Energy Trust (the “Trust”) completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). As a result of the conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held. There were no exchangeable shares outstanding following the conversion.

Vermilion retained the same board of directors and management team which continues to be led by Lorenzo Donadeo as President and Chief Executive Officer. There were no changes in Vermilion’s underlying operations associated with the conversion. The consolidated financial statements and related financial information have been prepared on a continuity of interest basis, which recognizes Vermilion as the successor entity and accordingly all comparative information presented for the pre-conversion period is that of the Trust. For the convenience of the reader, when discussing prior periods this MD&A refers to shares, shareholders and dividends although for the pre-conversion period such items were units, unitholders and distributions, respectively.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital. The most directly comparable GAAP measure is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Cash flows from operating activities	158,639	99,906	127,191			447,092	421,282
Changes in non-cash operating working capital	(29,315)	12,194	(34,139)			4,173	(70,614)
Asset retirement obligations settled	7,559	4,269	5,110			23,071	6,861
Fund flows from operations	136,883	116,369	98,162	18%	39%	474,336	357,529	33%

“Net debt” is the sum of long-term debt and working capital as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long term debt.

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

Long term debt as presented in Vermilion’s consolidated balance sheets is reconciled to net debt below:

	As At
	Dec 31,	Dec 31,
($M)	2011	2010
Long-term debt	373,436	302,558
Current liabilities [1]	491,184	340,934
Current assets	(435,659)	(340,197)
Net debt	428,961	303,295

1 As at December 31, 2011, current liabilities includes the amount due pursuant to acquisition relating to the Corrib project.

“Cash dividends per share” represents cash dividends declared per share by Vermilion during the relevant periods.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends. Dividends declared is the most directly comparable GAAP measure to net dividends. Dividends declared as presented in Vermilion’s consolidated statement of changes in shareholders’ equity is reconciled to net dividends as follows:

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010	2011	2010
Dividends declared	53,871	51,612	50,664	207,846	189,744
Issuance of shares pursuant to the dividend reinvestment plan	(16,802)	(15,219)	(13,467)	(59,081)	(40,824)
Net dividends	37,069	36,393	37,197	148,765	148,920

“Total net dividends, capital expenditures and asset retirement obligations settled” is calculated as net dividends as determined above plus the following amounts for the relevant periods from Vermilion’s consolidated statements of cash flows: “Drilling and development”, “Exploration and evaluation”, “Withdrawals from reclamation fund” and “Asset retirement obligations settled”.

Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) is the above amount excluding capital expenditures and asset retirement obligations settled relating to Vermilion’s share of the 18.5% non-operated interest in the offshore Corrib gas field in Ireland.

These measures are reviewed by management and assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions. This measure is the sum of the following GAAP measures:

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010	2011	2010
Dividends declared	53,871	51,612	50,664	207,846	189,744
Issuance of shares pursuant to the dividend reinvestment plan	(16,802)	(15,219)	(13,467)	(59,081)	(40,824)
Drilling and development	129,478	89,332	103,592	411,227	414,152
Exploration and evaluation	22,773	45,449	1,843	79,553	18,030
Withdrawals from reclamation fund	-	-	-	-	(812)
Asset retirement obligations settled	7,559	4,269	5,110	23,071	6,861
Total net dividends, capital expenditures and asset retirement obligations settled	196,879	175,443	147,742	662,616	587,151

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010	2011	2010
Total net dividends, capital expenditures and asset retirement obligations settled	196,879	175,443	147,742	662,616	587,151
Less: Capital expenditures and asset retirement obligations settled related to the Corrib project	(13,869)	(21,686)	(14,613)	(68,260)	(78,498)
Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)	183,010	153,757	133,129	594,356	508,653

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Diluted shares outstanding” is the sum of shares outstanding at the period end plus outstanding awards under Vermilion’s equity based compensation plan, based on current performance factor and forfeiture estimates.

“Adjusted basic weighted average shares outstanding” is different from the most directly comparable GAAP figure in that in the comparative period they included amounts relating to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares were convertible into shares of Vermilion, management believes that their inclusion in the comparative period calculation of basic rather than only in diluted per share statistics provides more meaningful information.

“Diluted adjusted weighted average shares outstanding” is the sum of diluted weighted average shares outstanding as presented on the consolidated statements of net earnings and comprehensive income plus the weighted average amount of exchangeable shares and equity based compensation awards outstanding for the period, if those instruments were considered to be anti-dilutive in the calculation of diluted net earnings per share.

These GAAP measures are reconciled to the relevant non-GAAP measures below:

	As At
	Dec 31,	Dec 31,
('000s of shares)	2011	2010
Shares outstanding	96,430	88,998
Potential shares issuable pursuant to equity based compensation plans	2,348	2,146
Diluted shares outstanding	98,778	91,144

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
('000s of shares)	2011	2011	2010	2011	2010
Basic weighted average shares outstanding	93,616	90,492	88,832	90,878	83,155
Shares issuable pursuant to exchangeable shares	-	-	-	-	5,058
Adjusted basic weighted average shares outstanding	93,616	90,492	88,832	90,878	88,213

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
('000s of shares)	2011	2011	2010	2011	2010
Diluted weighted average shares outstanding	93,616	91,710	88,832	92,272	83,155
Shares issuable pursuant to exchangeable shares, if anti-dilutive	-	-	-	-	5,058
Shares issuable on equity based compensation plans, if anti-dilutive	1,466	-	1,441	-	1,342
Adjusted diluted weighted average shares outstanding	95,082	91,710	90,273	92,272	89,555

2011 REVIEW AND 2012 GUIDANCE

The following table summarizes Vermilion's 2011 actual results as compared to guidance and Vermilion's 2012 guidance:

	Date	Capital Expenditures ($MM)	Average Production (boe/d)
2011 Guidance	November 5, 2010	460	35,000 to 36,000
2011 Actual	December 31, 2011	491	35,202
2012 Guidance	December 21, 2011	375	37,000 to 38,000

Capital expenditures in 2011 were $491 million, an increase of approximately $31 million relative to Vermilion’s original guidance of $460 million provided on November 5, 2010.  The increase in capital expenditures was the result of incremental outlays related to the purchase of land in Canada and an acceleration of Cardium related development activities, partially offset by lower than anticipated expenditures in each of Vermilion’s operating regions outside of Canada.  Vermilion achieved production volumes in-line with the Company’s original guidance of 35,000 boe/d to 36,000 boe/d.

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 88 (51.3 net) wells during 2011, resulting in eight (2.4 net) gas wells and 80 (48.9 net) Cardium oil wells.  These wells included 42 (37.5 net) operated Cardium oil wells and 38 (11.4 net) non-operated  Cardium oil wells.  At year end, 49 (43.5 net) operated  Cardium wells were on production and 41 (13.6 net) non-operated  wells were on production.  While drilling activity is expected to remain steady through the first half of 2012, some completions and tie-ins will be deferred until the summer months when spring break-up is complete.

France

In France, Vermilion drilled the Cazaux 91-D well in 2011, an exploratory well designed to appraise an undeveloped fault block. Vermilion also completed an active workover and recompletion program including 20 workovers across the Paris and Aquitaine basins and two optimizations in the Aquitaine basin.

Netherlands

In the Netherlands, Vermilion drilled four (2.3 net) new exploration wells including the Nieuwehorne-1, Langezwaag-1, Wommels-1 and De Kom-1. Vermilion continues to test and evaluate the results of this drilling campaign and currently anticipates bringing on related production volumes in late 2012 or early 2013. The Company also completed related facilities construction and unitization negotiations for the 2009 Vinkega-1 discovery well bringing on production from the Vlieland zone in May of 2011 and subsequently from the Rotliegend zone in mid-December of 2011. The final phases of permitting and facilities construction were also underway for the fourth and final well of the 2009 drilling campaign, De Hoeve-1, and the Company currently anticipates bringing the well on production by mid-2012. The balance of 2011 activity involved facility maintenance, permitting and site construction related activities for the 2012 and 2013 drilling campaigns. Vermilion plans to commence a two (1.3 net) well development program in late 2012.

Australia

Vermilion completed three workovers in the second quarter of 2011 resulting in modest incremental volumes upon their completion. While the economics of the workover program were strong, the incremental volumes were not as expected resulting in the deferral of future workover programs until further reservoir studies are completed.

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

PRODUCTION

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Canada
Crude oil & NGLs (bbls/d)	7,837	5,831	4,859	34%	61%	5,998	4,205	43%
Natural gas (mmcf/d)	43.96	42.94	42.33	2%	4%	43.38	43.91	(1)%
Total (boe/d)	15,163	12,987	11,913	17%	27%	13,227	11,524	15%
% of consolidated	41%	38%	34%			38%	36%
France
Crude oil & NGLs (bbls/d)	7,819	7,946	8,539	(2)%	(8)%	8,110	8,347	(3)%
Natural gas (mmcf/d)	0.94	0.97	1.10	(3)%	(15)%	0.95	0.92	3%
Total (boe/d)	7,976	8,108	8,723	(2)%	(9)%	8,269	8,501	(3)%
% of consolidated	22%	23%	25%			23%	26%
Netherlands
NGLs (bbls/d)	66	64	26	3%	154%	58	35	66%
Natural gas (mmcf/d)	34.58	33.15	30.47	4%	13%	32.88	28.31	16%
Total (boe/d)	5,829	5,589	5,105	4%	14%	5,538	4,753	17%
% of consolidated	16%	16%	14%			16%	15%
Australia
Crude oil (bbls/d)	7,686	7,992	9,561	(4)%	(20)%	8,168	7,354	11%
% of consolidated	21%	23%	27%			23%	23%
Consolidated
Crude oil & NGLs (bbls/d)	23,408	21,833	22,985	7%	2%	22,334	19,941	12%
% of consolidated	64%	63%	65%			63%	62%
Natural gas (mmcf/d)	79.48	77.06	73.90	3%	8%	77.21	73.14	6%
% of consolidated	36%	37%	35%			37%	38%
Total (boe/d)	36,654	34,676	35,302	6%	4%	35,202	32,132	10%

(boe/d)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Canada	15,163	12,987	12,426	12,304	11,913	11,233	11,434	11,514
France	7,976	8,108	8,419	8,582	8,723	8,741	8,472	8,057
Netherlands	5,829	5,589	5,682	5,039	5,105	5,099	5,269	3,519
Australia	7,686	7,992	8,692	8,309	9,561	6,225	6,522	7,094
Total	36,654	34,676	35,219	34,234	35,302	31,298	31,697	30,184

Average total production in Canada of 13,227 boe/d during 2011 represented an increase of 15% compared to 11,524 boe/d in 2010, as growth in Cardium related production volumes more than offset natural declines associated with Vermilion’s Canadian conventional natural gas production. Fourth quarter of 2011 production of 15,163 boe/d was 17% higher than production levels in the third quarter of 2011 and more than 27% higher than in the fourth quarter of 2010, illustrating the significant growth in Vermilion’s Cardium related production volumes in the second half of 2011. Vermilion also achieved noticeable growth in oil and NGL production of 34% and 61%, as compared to the third quarter of 2011 and fourth quarter of 2010, respectively.

Production in France averaged 8,269 boe/d in 2011, a 3% decline from 2010 production volumes of 8,501 boe/d. This modest decline was illustrative of the effectiveness of Vermilion’s annual workover and recompletion activities at offsetting natural declines in production.

Average production volumes in the Netherlands increased by 785 boe/d in 2011 to 5,538 boe/d, a gain of more than 17%, largely attributable to the tie-in of production volumes from the Vlieland formation of the Vinkega-1 discovery well in May of 2011. These production volumes were later replaced by production from the Rotliegend formation, also from the Vinkega-1 discovery well, following completion of unitization negotiations in mid-December of 2011. Looking forward, Netherlands production is expected to see continued production increases from new drilling, although the timing of such increases is less predictable due to the variability in the length of time it takes to complete the production permitting process for individual prospects.

Australia production averaged 8,168 boe/d in 2011, compared to 7,354 boe/d in 2010 due largely to the strong performance of three wells drilled and brought on production in November 2010. Vermilion also added modest but incremental volumes through its 2011 workover program. Vermilion expects to sustain annual average production at between 6,000 boe/d and 8,000 boe/d over the next few years with a two to three well drilling campaign every other year. The next planned drilling campaign is scheduled for the fall of 2012.

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

FINANCIAL REVIEW

During the three months ended December 31, 2011, Vermilion generated fund flows from operations of $136.9 million compared to $116.4 million for the three months ended September 30, 2011 and $98.2 for the three months ended December 31, 2010. The increase in fund flows from operations for the fourth quarter of 2011 versus both the three months ended September 30, 2011 and December 31, 2010 were the result of overall higher commodity prices and generally increased average production volumes in Canada and the Netherlands.

During the year ended December 31, 2011, Vermilion generated fund flows from operations of $474.3 million compared to $357.5 million in 2010. The year over year increase in fund flows from operations of $116.8 million resulted primarily from overall higher commodity prices, including highly favourable variances in the price of Dated Brent crude, and generally increased average production volumes, including an increase in Dated Brent priced oil production in Australia and gas production in the Netherlands, the pricing of which is highly correlated to Dated Brent.

Vermilion’s net debt was $429.0 million at December 31, 2011 (December 31, 2010 - $303.3 million) representing approximately 90% of fund flows from operations. The increase in net debt was the result of the change in the classification of the amount due pursuant to acquisition, which relates to Vermilion’s acquisition of an 18.5% non-operated interest in the Corrib gas field in 2009, and the increase in Iong-term debt. On December 31, 2011, the amount due pursuant to acquisition ($127.1 million) was reclassified to current liabilities as the amount is payable at the end of 2012. Long-term debt increased to $373.4 million at December 31, 2011 (December 31, 2010 - $302.6 million). The increase in long-term debt was used to fund Vermilion’s capital expenditures, including continued development of the Cardium resource play in Canada and the acquisition of additional undeveloped Cardium acreage. The impact of this increase in capital expenditures on net debt was partially offset by Vermilion’s November 2011 equity issuance for net proceeds of $252.0 million.

For the year ended December 31, 2011, total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) as a percentage of fund flows from operations were 125% (December 31, 2010 - 142%). The year over year changes in this ratio relate primarily to improved fund flows from operations partially offset by increases to capital expenditures and asset retirement obligations settled.

COMMODITY PRICES

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Average reference prices
WTI (US $/bbl)	94.06	89.76	85.17	5%	10%	95.12	79.53	20%
Edmonton sweet index (US $/bbl)	95.49	93.97	79.47	2%	20%	96.44	75.54	28%
Dated Brent (US $/bbl)	109.31	113.46	86.48	(4)%	26%	111.27	79.47	40%
AECO ($/mcf)	3.17	3.66	3.62	(13)%	(12)%	3.62	4.00	(10)%
Netherlands oil-linked gas price ($/mcf)	10.57	9.78	8.39	8%	26%	9.69	7.50	29%
Netherlands oil-linked gas price (€/mcf)	7.67	7.07	6.10	8%	26%	7.04	5.48	28%
Average realized prices ($/boe)
Canada	59.03	51.81	45.26	14%	30%	53.82	44.04	22%
France	112.71	108.40	85.10	4%	32%	107.38	80.26	34%
Netherlands	62.95	58.11	48.26	8%	30%	57.51	42.53	35%
Australia	108.00	102.98	86.23	5%	25%	111.16	81.86	36%
Consolidated	81.60	77.85	66.64	5%	22%	80.29	62.06	29%
Production mix (% of production)
% priced with reference to WTI	21%	17%	14%			17%	13%
% priced with reference to AECO	20%	21%	20%			21%	23%
% priced with reference to Dated Brent	59%	62%	66%			62%	64%

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Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

Reference prices

During the year ended December 31, 2011, the average WTI reference price increased by 20%, the average Edmonton sweet index increased by 28% and the average reference price of Dated Brent increased by 40%. The overall increase in crude oil reference prices was attributable to increased demand, supply constraints, improving economic conditions in North America, as well as supply disruptions due to geopolitical events in the Middle East and North Africa. For Canadian crude sales the most directly comparable reference price is the Edmonton sweet index reference price which during 2011, traded at a slight premium to WTI.

Throughout 2011, Dated Brent maintained a significant premium over WTI, whereas in previous years, Dated Brent traded at a slight discount to WTI. Fourth quarter 2011 developments, including the announcement by Enbridge Inc. to reverse the flow direction of the Seaway pipeline, which previously transported crude oil from Houston to Cushing, helped to reduce the Brent-WTI premium from US $23.70 per bbl in the third quarter of 2011 to US $15.25 per bbl in the fourth quarter of 2011. Vermilion continues to benefit from the premium Dated Brent commands over WTI, with 62% of total consolidated production in 2011 (2010 – 64%) priced with reference to Dated Brent.

In 2011, the AECO reference price for natural gas remained depressed, on a heat equivalency basis, relative to the pricing of crude oil due to an abundance of supply of natural gas in North America. This trend continued in the fourth quarter with the AECO average reference price declining 13% from the third to the fourth quarter as warm weather in North America reduced the consumption of natural gas and increased inventory levels.

The price of natural gas in the Netherlands is based on pricing established by GasTerra, a statutory entity which purchases all natural gas produced by Vermilion in the Netherlands. The price is derived using a formula that takes into account the market price of heating and fuel products; as such, it is highly correlated with Dated Brent pricing. The Netherlands oil-linked gas price is formulaically derived to approximate the price of gas in the Netherlands and accordingly, is calculated using a trailing average of Dated Brent and the National Balancing Point reference price for natural gas in the United Kingdom.

Realized pricing

The realized price of Vermilion’s production of crude oil in Canada is highly correlated to WTI but is subject to market conditions in Alberta, which can lead to a significant price differential, as reflected by the Edmonton sweet index price above. The realized price of Vermilion’s production of NGLs in Canada is based on a market based differential to WTI and pricing at the Edmonton, Alberta and Conway, Kansas trading hubs for NGLs. The realized price of Vermilion’s production of natural gas in Canada is based on the AECO spot price in Alberta.

The realized price of Vermilion’s production of crude oil in France and Australia is based on Dated Brent.

The increase in the Netherlands realized gas price in 2011 relative to 2010 is associated with the strengthening of Dated Brent prices in the latter part of 2010 and early 2011. The year over year increase in Dated Brent led to an increase in the Netherlands realized gas price as the pricing increased from $9.78 (€ 7.07) per mcf for the third quarter of 2011 to $10.57 (€ 7.67) per mcf for the fourth quarter of 2011.

Average realized prices in each country will differ from their corresponding average reference prices due to a number of factors, including the timing of the sale of production and differences in the grade of production and point of settlement. Additionally, in Canada, average realized prices are impacted by the production mix of crude oil, NGLs and natural gas. The increase in average realized prices in Canada quarter over quarter were due in large part to the increased price of WTI, as noted above, and an increase in relative crude oil and NGLs production from 36% of the total production in Canada in the year ended December 31, 2010 to 45% of the total production in Canada in the year ended December 31, 2011.

On a consolidated basis, for the year ended December 31, 2011, crude oil and NGL production represented approximately 63% of total production (year ended December 31, 2010 - 62%). Production priced with reference to crude oil (WTI and Dated Brent) represented approximately 79% of total production in the year ended December 31, 2011 (year ended December 31, 2010, 77%). This increase in relative crude oil and NGL production, along with the increase in the reference prices of WTI and Dated Brent, resulted in an increase to the consolidated average realized price from $62.06 per boe in the year ended December 31, 2010 to $80.29 per boe in the year ended December 31, 2011.

10

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

CAPITAL EXPENDITURES AND ACQUISITION OF PROPERTIES

	Three Months Ended			Year Ended
By category	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010	2011	2010
Land	18,073	35,041	911	68,319	97,215
Seismic	3,731	2,090	3,651	9,694	6,600
Drilling and completion	74,287	62,412	47,099	227,666	167,771
Production equipment and facilities	47,283	28,049	41,534	151,488	114,369
Recompletions	3,377	3,399	4,590	17,767	14,798
Other	5,500	3,790	7,650	15,846	31,429
Total capital expenditures	152,251	134,781	105,435	490,780	432,182
Property acquisitions	12,777	-	-	50,878	448
Total capital expenditures and acquisitions	165,028	134,781	105,435	541,658	432,630

	Three Months Ended			Year Ended
By classification	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010	2011	2010
Drilling and development	129,478	89,332	103,592	411,227	414,152
Exploration and evaluation	22,773	45,449	1,843	79,553	18,030
Total capital expenditures	152,251	134,781	105,435	490,780	432,182
Property acquisitions	12,777	-	-	50,878	448
Total capital expenditures and acquisitions	165,028	134,781	105,435	541,658	432,630

	Three Months Ended			Year Ended
By country	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010	2011	2010
Canada	110,147	92,993	52,967	364,453	242,900
France	12,663	8,806	20,793	57,534	48,758
Netherlands	17,172	8,707	4,513	37,015	11,017
Australia	11,205	2,549	12,549	20,653	51,457
Ireland	13,841	21,726	14,613	62,003	78,498

Capital expenditures for the three months ended December 31, 2011 were higher than for the three months ended September 30, 2011 and the three months ended December 31, 2010. The increase in expenditures from the third to the fourth quarter of 2011 was primarily the result of increased drilling and completion activity in Canada associated with Vermilion’s development of the Cardium light oil resource play, offset partially by fewer land acquisitions in the fourth quarter of 2011. Acquisitions in the fourth quarter of 2011 pertained to the unitization of the Rotleigend zone of the Vinkega-1 well in the Netherlands resulting from the purchase of production licenses relating to this zone.

Year over year increases in capital expenditures were primarily the result of the development of the Cardium light oil resource play during the year in addition to work over activity in France, a drilling program in the Netherlands, and preliminary spending for a drilling campaign in Australia for 2012.

11

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe and per mcf)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Crude oil & NGLs	227,166	202,303	177,374	12%	28%	852,514	578,926	47%
Per boe	105.49	100.71	83.88	5%	26%	104.58	79.54	31%
Natural gas	48,006	46,058	39,052	4%	23%	179,056	148,879	20%
Per mcf	6.57	6.50	5.74	1%	14%	6.35	5.58	14%
Petroleum and natural gas sales	275,172	248,361	216,426	11%	27%	1,031,570	727,805	42%
Per boe	81.60	77.85	66.64	5%	22%	80.29	62.06	29%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Canada	82,342	61,903	49,608	33%	66%	259,854	185,241	40%
Per boe	59.03	51.81	45.26	14%	30%	53.82	44.04	22%
France	82,707	80,845	68,297	2%	21%	324,090	249,031	30%
Per boe	112.71	108.40	85.10	4%	32%	107.38	80.26	34%
Netherlands	33,753	29,883	22,667	13%	49%	116,227	73,789	58%
Per boe	62.95	58.11	48.26	8%	30%	57.51	42.53	35%
Australia	76,370	75,730	75,854	1%	1%	331,399	219,744	51%
Per boe	108.00	102.98	86.23	5%	25%	111.16	81.86	36%

Vermilion’s consolidated petroleum and natural gas sales for the three months ended December 31, 2011 increased relative to the three months ended September 30, 2011 by $26.8 million. This increase was primarily a result of overall higher pricing for crude oil and Netherlands’ gas in the fourth quarter of 2011 as compared to the third quarter of 2011 and increased production in Canada and the Netherlands. Higher crude oil and Netherlands’ gas prices resulted in a favorable price variance of $15.8 million while significantly increased volumes in Canada and slight increases in the Netherlands resulted in a favorable volume variance of $16.3 and $1.2 million, respectively. These favorable variances were offset partially by lower AECO natural gas prices, which resulted in $2.3 million lower natural gas sales in Canada and by lower production in France and Australia, which decreased sales by $1.3 million and $2.9 million, respectively.

Vermilion’s consolidated petroleum and natural gas sales for the three months and year ended December 31, 2011 were higher than the comparable periods in 2010. Petroleum and natural gas sales increased from 2010 to 2011 by $303.8 million, resulting in $1.03 billion in overall petroleum and natural gas sales. Favorable crude oil and Netherlands gas prices resulted in a $238.1 million increase in sales year over year; however, this increase was partially offset by lower AECO natural gas prices, which resulted in an $11.2 million decrease in Canadian natural gas sales. Significantly increased production in Canada from Vermilion’s Cardium light oil resource play resulted in a $47.1 million increase in sales while increased production in the Netherlands and Australia resulted in a $12.4 million and $24.3 million increase, respectively. These production increases were partially offset by slightly lower production in France, which resulted in unfavorable volume variance of $6.9 million.

Please refer to the Production and Commodity Prices sections of the MD&A for further discussion of these variances.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which reflects a timing difference between production and sales. Crude oil inventories increased in the fourth quarter of 2011 versus the third quarter of 2011 due to an increase in Australia’s inventory of approximately 50,162 bbls, partially offset by a decrease in France’s inventory of approximately 22,682 bbls.

The following table summarizes Vermilion’s ending inventory positions for the most recent four quarters:

Ending inventory balance	Q4 2011	Q3 2011	Q2 2011	Q1 2011
France (bbls)	186,955	209,637	215,132	167,438
France ($M) [1]	6,518	7,152	8,525	5,439
Australia (bbls)	221,898	171,736	62,397	226,183
Australia ($M) [1]	7,367	6,058	2,250	7,932
Total (bbls)	408,853	381,373	277,529	393,621
Total ($M) [1]	13,885	13,210	10,775	13,371

1 Represents the cost of the produced crude oil including operating costs, depletion and certain royalties.

12

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

DERIVATIVE INSTRUMENTS

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2011:

Risk Management	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2012 to June 2012	US $1.00/bbl	500	78.00 - 97.25
January 2012 to June 2012	US $1.00/bbl	500	78.00 - 101.80
January 2012 to June 2012	US $1.00/bbl	500	82.00 - 116.20
January 2012 to June 2012	US $1.00/bbl	500	82.00 - 116.25
January 2012 to June 2012	US $1.00/bbl	350	82.00 - 121.75
January 2012 to June 2012	US $1.00/bbl	250	82.00 - 124.05
January 2012 to June 2012	US $1.00/bbl	250	82.00 - 123.00
January 2012 to December 2012	US $1.00/bbl	250	82.00 - 119.45
July 2012 to December 2012	US $1.00/bbl	500	78.00 - 104.15
July 2012 to December 2012	US $1.00/bbl	500	82.00 - 99.35
July 2012 to December 2012	US $1.00/bbl	500	82.00 - 115.10
Collar - DATED BRENT
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 105.60
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 104.80
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 106.10
January 2012 to June 2012	US $1.00/bbl	500	95.00 - 120.65
January 2012 to June 2012	US $1.00/bbl	350	95.00 - 123.05
January 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 113.40
January 2012 to December 2012	US $1.00/bbl	500	82.00 - 115.50
January 2012 to December 2012	US $1.00/bbl	500	82.00 - 130.75
July 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 126.55
July 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 126.05
Put - DATED BRENT
January 2012 to December 2012	US $4.46/bbl	600	83.00
January 2012 to December 2012	US $4.90/bbl	600	83.00
January 2012 to December 2012	US $4.49/bbl	600	83.00
January 2012 to December 2012	US $4.39/bbl	600	83.00
January 2012 to December 2012	US $3.65/bbl	500	83.00

The impact of Vermilion’s derivative based risk management activities decreased the fund flows netback for the three months and year ended December 31, 2011 by $1.81 per boe and $2.20 per boe, respectively. This compares to an increase of $0.72 per boe and $0.61 per boe for the same periods in 2010. The higher cost of risk management activities in the three and twelve months ended December 31, 2011 was associated with stronger crude oil prices that exceeded the ceiling on certain collars entered into for 2011. An up to date listing of Vermilion’s outstanding derivative instruments is available on Vermilion’s website at http://www.vermilionenergy.com/ir/hedging.cfm

13

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

ROYALTIES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe and per mcf)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Crude oil & NGLs	14,233	12,675	10,989	12%	30%	50,945	39,556	29%
Per boe	6.61	6.31	5.20	5%	27%	6.25	5.43	15%
Natural gas	772	808	98	(4)%	688%	3,290	4,416	(25)%
Per mcf	0.11	0.11	0.01	-	1,000%	0.12	0.17	(29)%
Royalties	15,005	13,483	11,087	11%	35%	54,235	43,972	23%
Per boe	4.45	4.23	3.41	5%	30%	4.22	3.75	13%
% of petroleum and natural gas sales	5.5%	5.4%	5.1%			5.3%	6.0%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Canada	10,176	8,351	6,819	22%	49%	34,980	27,982	25%
Per boe	7.29	6.99	6.22	4%	17%	7.25	6.65	9%
% of petroleum and natural gas sales	12.4%	13.5%	13.7%			13.5%	15.1%
France	4,829	5,132	4,268	(6)%	13%	19,255	15,990	20%
Per boe	6.58	6.88	5.32	(4)%	24%	6.38	5.15	24%
% of petroleum and natural gas sales	5.8%	6.3%	6.2%			5.9%	6.4%

As a result of Vermilion’s adoption of IFRS, Australian PRRT is no longer classified as a royalty and instead is accounted for as an income tax. Accordingly, royalty figures presented for both the current and prior periods in this MD&A and the accompanying financial statements exclude PRRT. Vermilion’s previously published MD&A for the three and twelve months ended December 31, 2010 included PRRT of $18.2 million and $39.5 million, respectively, within royalties for those periods. The prior period figures presented here have been restated to reflect the reclassification of these amounts to income taxes.

Consolidated royalties per boe for the three and twelve months ended December 31, 2011 were $4.45 and $4.22, respectively, (three and twelve months ended December 31, 2010, $3.41 and $3.75, respectively). As a percent of sales, royalties for the three and twelve months ended December 31, 2011 were 5.5% and 5.3%, respectively (three and twelve months ended December 31, 2010, 5.1% and 6.0%, respectively). Royalties for the third quarter of 2011 were $4.23 per boe and represented 5.4% of consolidated petroleum and natural gas sales.

In Canada, royalties as a percentage of sales for the three and twelve months ended December 31, 2011 were 12.4% and 13.5%, respectively (three and twelve months ended December 31, 2010, 13.7% and 15.1%, respectively). Canadian royalties as a percentage of sales for the third quarter of 2011 were 13.5%. Crude oil and NGL royalties as a percentage of sales decreased for the current year to 16.0% from 21.0% for the prior year due to a change in the royalty framework implemented in 2010 whereby royalties are levied on horizontal crude oil wells at a flat 5% rate for the first 50,000 bbls to 100,000 bbls of production depending on well depth. As Vermilion has continued to drill more Cardium wells which benefit from this royalty incentive, the Company’s crude oil and NGL royalty expense as a percentage of sales has declined. Canadian natural gas royalties as a percentage of sales decreased to 5.3% for the year ended December 31, 2011 as compared to 6.0% for the prior year as a result of lower pricing year over year.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as crude oil prices were higher during 2011 as compared to 2010, royalties as a percentage of sales decreased to 5.9% for 2011 from 6.4% in the prior year.

Production in the Netherlands and Australia is not subject to royalties.

14

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

OPERATING EXPENSE

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe and per mcf)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Crude oil & NGLs	29,249	32,190	25,479	(9)%	15%	119,448	98,278	22%
Per boe	13.58	16.03	12.05	(15)%	13%	14.65	13.50	9%
Natural gas	11,264	11,098	14,135	1%	(20)%	42,936	46,317	(7)%
Per mcf	1.54	1.57	2.08	(2)%	(26)%	1.52	1.73	(12)%
Operating	40,513	43,288	39,614	(6)%	2%	162,384	144,595	12%
Per boe	12.01	13.57	12.20	(11)%	(2)%	12.64	12.33	3%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Canada	11,970	13,473	11,464	(11)%	4%	51,473	40,848	26%
Per boe	8.58	11.28	10.46	(24)%	(18)%	10.66	9.71	10%
France	11,381	14,281	11,161	(20)%	2%	46,922	43,498	8%
Per boe	15.51	19.15	13.91	(19)%	12%	15.55	14.02	11%
Netherlands	5,141	3,991	6,008	29%	(14)%	17,487	18,217	(4)%
Per boe	9.59	7.76	12.79	24%	(25)%	8.65	10.50	(18)%
Australia	12,021	11,543	10,981	4%	9%	46,502	42,032	11%
Per boe	17.00	15.70	12.48	8%	36%	15.60	15.66	-

Consolidated operating expense was $40.5 million or $12.01 per boe and $162.4 million or $12.64 per boe, respectively, for the three and twelve months ended December 31, 2011 (three and twelve months ended December 31, 2010, $39.6 million or $12.20 per boe and $144.6 million or $12.33 per boe, respectively). Consolidated operating expense for the third quarter of 2011 was $43.3 million or $13.57 per boe.

In Canada, fourth quarter operating expense of $12.0 million was lower than the $13.5 million for the third quarter of 2011 due to lower costs related to road and lease maintenance as well as less major project work. Operating expense for the fourth quarter of 2011 is consistent with the expense for the same quarter of the prior year. Increased volumes resulted in lower Canadian operating expense per boe in the fourth quarter of 2011 as compared to both the third quarter of 2011 and the fourth quarter of the prior year. Canadian operating expense increased to $51.5 million for the year ended December 31, 2011 from $40.8 million in the prior year as a result of additional expenses associated with Vermilion’s Cardium program. On a per boe basis, the impact of this increase in full year operating expense was partially offset by the associated increase in volumes.

In France, fourth quarter operating expense of $11.4 million was lower than the third quarter of 2011 expense of $14.3 million due to the timing of downhole intervention work. Operating expense for the fourth quarter of 2011 is consistent with the expense for the same quarter of the prior year. Lower volumes year over year resulted in an increase in France operating expense per boe for the fourth quarter of 2011 as compared to 2010. Fourth quarter 2011 operating expense per boe was lower than the previous quarter due to the lower levels of downhole expenditure on slightly lower volumes quarter over quarter. France operating expense increased to $46.9 million for the year ended December 31, 2011 from $43.5 million in 2010 as a result of higher salary and major project costs. The impact of this increase in full year operating expense coupled with slightly lower volumes resulted in a year over year increase in the operating expense per boe.

In the Netherlands, fourth quarter operating expense of $5.1 million was higher than the third quarter of 2011 expense of $4.0 million due to a scheduled maintenance program at the Garijp Treatment Centre. Operating expense for the fourth quarter of 2011 of $5.1 million was lower than the $6.0 million for the same quarter of the prior year due to higher treatment centre maintenance costs in the comparative period. The increased spending in the fourth quarter of 2011 as compared to the third quarter of 2011 resulted in increased operating expense per boe despite a slight increase in production in the fourth quarter. Year over year, fourth quarter 2011 operating expense was $3.20 per boe lower as compared to the fourth quarter of 2010 due in equal parts to reduced spending and increased volumes. Netherlands operating expense decreased slightly to $17.5 million for the year ended December 31, 2011 from $18.2 million in 2010.

15

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

In Australia, fourth quarter operating expense increased slightly to $12.0 million from the previous quarter’s expense of $11.5 million and expense of $11.0 million for the same quarter of prior year due to a higher proportion of days where diesel, rather than produced gas, was used to operate the offshore platform. Lower volumes year over year coupled with this increased diesel use resulted in an increase in operating expense per boe for the fourth quarter of 2011 as compared to the same period in 2010. Fourth quarter 2011 operating expense per boe was slightly higher than the previous quarter due to the additional diesel expense as well as a minor decrease in production volume. Australia operating expense increased to $46.5 million for the year ended December 31, 2011 from $42.0 million in 2010 as a result of the additional use of diesel and higher salary costs. The impact of this increase in full year operating expense was offset by higher volumes resulting in a $0.06 per boe decrease in operating expense per boe year over year.

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Canada	1,972	1,641	1,582	20%	25%	6,599	6,251	6%
Per boe	1.41	1.37	1.44	3%	(2)%	1.37	1.49	(8)%
France	2,955	2,567	2,477	15%	19%	10,118	10,637	(5)%
Per boe	4.03	3.44	3.09	17%	30%	3.35	3.43	(2)%
Ireland	2,101	2,253	2,242	(7)%	(6)%	8,822	9,810	(10)%
Transportation	7,028	6,461	6,301	9%	12%	25,539	26,698	(4)%
Per boe	2.08	2.03	1.94	2%	7%	1.99	2.28	(13)%

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties and industry transportation rates that are driven by supply and demand of available transport capacity.

For the majority of Canadian crude oil and natural gas production, legal title transfers upon delivery to major pipelines. In France, the majority of Vermilion’s transportation expense relates to production from the Aquitaine Basin, which is transported by pipeline to the Ambès terminal in Bordeaux and then shipped by tanker to refineries in North Western Europe, where the production is sold when the tanker is unloaded. In Australia, crude oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion’s production in these countries.

Transportation expense also includes the amount due under a ship or pay agreement related to the Corrib project. However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Overall, transportation expense for 2011 was lower than the previous year as a result of generally lower Ambès terminal costs in France. On a per boe basis, transportation expense for 2011 was lower than the previous year due to production increases in Canada that did not result in significantly higher transportation costs.

Transportation expense was higher during the three months ended December 31, 2011 when compared to the same period in 2010. This increase was primarily the result of pipeline inspection and training costs that were incurred for the Ambès terminal during the fourth quarter of this year.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
General and administration	9,753	11,375	12,675	(14)%	(23)%	44,583	42,842	4%
Per boe	2.89	3.57	3.90	(19)%	(26)%	3.47	3.65	(5)%

General and administration expense for the fourth quarter of 2011 were lower than in the same period in the 2010. This variance was primarily the result of one-time costs incurred in the fourth quarter of 2010, including head office relocation costs and legal and advisory costs associated with the trust conversion and the restructuring of Vermilion’s international holding companies, that were not incurred in the current year.

Overall, general and administration expenses in 2011 were higher than 2010 as a result of higher employee costs as Vermilion increased its staffing levels in Canada in support of its Cardium program and to identify future opportunities to generate long-term growth. On a per boe basis, general and administration expense was lower as production growth exceeded the increase in expenditures.

16

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Equity based compensation	16,150	7,609	10,614	112%	52%	38,667	34,576	12%
Per boe	4.79	2.39	3.27	100%	46%	3.01	2.95	2%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan. The expense is recognized over the vesting period of the award based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company’s achievement of a number of performance conditions.

The increase in equity based compensation expense from the third to the fourth quarter of 2011 and the increase from the fourth quarter of 2010 to the fourth quarter of 2011 was primarily attributable to performance condition adjustments based on new information available in the fourth quarter of 2011. Overall, equity based compensation expense was higher in 2011 compared to 2010 as a result of the aforementioned increase in staffing levels in Canada in support of its Cardium program and to identify future opportunities to generate long-term growth.

INTEREST EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Interest expense	6,365	6,659	3,482	(4)%	83%	24,967	13,370	87%
Per boe	1.89	2.09	1.07	(10)%	77%	1.94	1.14	70%

While year end borrowings under the revolving credit facility have decreased, they have on average been higher during 2011 than in 2010 as a result of increased capital expenditures. This higher average debt level during 2011 and the issuance of the senior unsecured notes in the first quarter of 2011 coupled with the higher interest rate associated with these notes resulted in higher interest expense in 2011 compared to 2010.

DEPLETION AND DEPRECIATION, ACCRETION AND IMPAIRMENT EXPENSES

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Depletion and depreciation	64,895	60,516	60,462	7%	7%	236,708	183,620	29%
Per boe	19.24	18.97	18.62	1%	3%	18.42	15.66	18%
Accretion	5,793	5,378	4,597	8%	26%	21,889	17,903	22%
Per boe	1.72	1.69	1.42	2%	21%	1.70	1.53	11%
Impairments	64,400	-	19,840	100%	225%	64,400	19,840	225%
Per boe	19.10	-	6.11	100%	213%	5.01	1.69	196%

Depletion and depreciation expense on a per boe basis has remained relatively consistent throughout 2011 and overall are higher than expenses on a per boe basis recognized in 2010. This increase is primarily the result of higher finding, development and acquisition costs incurred by Vermilion, which resulted from increased liquids development in Canada.

Accretion expense on a per boe basis has similarly remained relatively consistent throughout 2011 and overall are higher than expenses recognized in 2010. Accretion expense has generally increased year over year as a result of increases in the underlying asset retirement obligations due to new wells drilled during 2011 and previously recorded adjustments to the present value of the obligations.

The impairment loss in the fourth quarter of 2011 relates to impairment charges recorded on certain of Vermilion’s Canadian natural gas producing properties. These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada. Impairment charges in 2010 relate to goodwill acquired in a previous business combination, which was identified as impaired in the fourth quarter of 2010.

17

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

TAXES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Current taxes before PRRT	33,446	24,599	29,349	36%	14%	120,019	72,701	65%
Per boe	9.92	7.71	9.04	29%	10%	9.34	6.20	51%
PRRT	21,541	18,281	18,192	18%	18%	99,075	39,537	151%
Per boe	6.39	5.73	5.60	12%	14%	7.71	3.37	129%
Current taxes	54,987	42,880	47,541	28%	16%	219,094	112,238	95%
Per boe	16.31	13.44	14.64	21%	11%	17.05	9.57	78%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/11 vs.	Q4/11 vs.	Dec 31,	Dec 31,	2011 vs.
($M except per boe)	2011	2011	2010	Q3/11	Q4/10	2011	2010	2010
Canada	(783)	467	623	(268)%	(226)%	508	1,343	(62)%
Per boe	(0.56)	0.39	0.57	(244)%	(198)%	0.11	0.32	(66)%
France	17,738	13,696	28,768	30%	(38)%	65,964	50,075	32%
Per boe	24.17	18.36	35.85	32%	(33)%	21.86	16.14	35%
Netherlands	6,431	2,571	(8,910)	150%	172%	18,149	(3,425)	630%
Per boe	11.99	5.00	(18.97)	140%	163%	8.98	(1.97)	556%
Australia	31,601	26,146	27,060	21%	17%	134,473	64,245	109%
Per boe	44.69	35.56	30.76	26%	45%	45.10	23.93	88%

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions at a rate of approximately 34% and 46%, respectively.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on revenues less eligible expenditures, which includes operating expenses and capital expenditures.

Current taxes before PRRT increased in 2011 relative to 2010 both in dollar terms and on a per boe basis. This increase is attributable to higher year over year taxable income associated with overall stronger commodity prices and generally higher production.

PRRT increased in 2011 relative to 2010 both in dollar terms and on a per boe basis due to higher crude oil prices and reduced capital expenditures. On a percentage of operating income basis, PRRT was 37% of operating income for 2011, higher than the 2010 percentage of 22% due to lower capital expenditures in 2011 as compared to 2010. Capital expenditures are deductible in determining PRRT when incurred, and the reduction of capital spending in Australia in 2011 versus 2010 resulted in an increase in PRRT in 2011.

As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

As at December 31, 2011, Vermilion had the following tax pools:

($M)	Oil & Gas Assets		Tax Losses[4]	Other	Total
Canada	736,578	[1]	369,662	18,472	1,124,712
France	137,467	[2]	64,914	-	202,381
Netherlands	36,058	[3]	-	-	36,058
Australia	201,746	[1]	-	-	201,746
Ireland	616,246	[4]	137,784	-	754,030
Total	1,728,095		572,360	18,472	2,318,927

1 Deduction calculated using various declining balance rates

2 Deduction calculated using a combination of straight-line over the assets life and unit of production method

3 Deduction calculated using a unit of production method

4 Development expenditures and tax losses are deductible at 100% against taxable income

18

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

FOREIGN EXCHANGE

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M except per boe)	2011	2011	2010	2011	2010
Unrealized foreign exchange loss	24,974	1,260	15,293	11,022	40,582
Per boe	7.41	0.39	4.71	0.86	3.46
Realized foreign exchange (gain) loss	(1,252)	670	(76)	(1,024)	(5,623)
Per boe	(0.37)	0.21	(0.02)	(0.08)	(0.48)
Foreign exchange loss	23,722	1,930	15,217	9,998	34,959
Per boe	7.04	0.60	4.69	0.78	2.98

Foreign exchange losses are comprised of both unrealized losses and realized gains and losses. Unrealized foreign exchange losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries. Realized gains and losses are the result of foreign exchange fluctuations on transactions conducted in non-functional currencies.

As a result of Vermilion’s international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies. Vermilion’s exposure to foreign currencies include the U.S. Dollar, the Euro and the Australian Dollar.

In 2011 and 2010, unrealized foreign exchange loss of $11.0 million and $40.6 million, respectively, resulted from the impact of the appreciation of the Canadian dollar against the Euro on Euro denominated loans made by Vermilion to its subsidiaries. The impact of the Canadian dollar appreciation against the Euro was more significant in 2010 due to the 11.2% appreciation from December 31, 2009 to December 31, 2010 as compared to the 0.9% appreciation from December 31, 2010 to December 31, 2011.

Changes quarter over quarter and year over year in realized foreign exchange gains and losses are the result of changes in the volumes of transactions and daily fluctuations in foreign currencies.

NET EARNINGS (LOSS)

For the three months and year ended December 31, 2011, Vermilion had a net loss of $30.2 million or $0.32 per share and net earnings of $142.8 million or $1.57 per share, respectively (three months and year ended December 31, 2010, net loss of $21.8 million or $0.25 per share and net earnings of $44.4 million or $0.53 per share, respectively).

The net loss in the fourth quarter of 2011 was the result of impairment charges of $64.4 million recorded on Vermilion’s Canadian natural gas producing properties. These impairment charges resulted from significant declines in the price forecasts for natural gas in Canada. In the event that commodity prices recover, the carrying value of these assets, net of applicable depletion, will be recovered resulting in a gain to net earnings in the period the impairment reversal occurs.

The significant increase year over year in net earnings, is the primarily result of overall higher production and generally favourable commodity prices offset partially by higher current taxes and the impairment charge discussed above.

Summary of Results

	Year Ended		Three Months Ended
	Dec 31,	Dec 31,	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	March 31,
($M except per share)	2011	2010	2011	2011	2011	2011	2010	2010	2010	2010
Petroleum and natural gas sales	1,031,570	727,805	275,172	248,361	278,297	229,740	216,426	172,253	169,545	169,581
Net earnings (loss)	142,821	44,395	(30,243)	64,442	81,429	27,193	(21,809)	24,576	49,811	(8,183)
Net earnings (loss) per share
Basic	1.57	0.53	(0.32)	0.71	0.90	0.30	(0.25)	0.29	0.62	(0.10)
Diluted	1.55	0.53	(0.32)	0.70	0.89	0.30	(0.25)	0.29	0.44	(0.10)

19

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2011 was $429.0 million compared to $303.3 million as at December 31, 2010.

Long term debt was comprised of the following balances as at December 31, 2011 and December 31, 2010:

	As At
	Dec 31,	Dec 31,
($M)	2011	2010
Revolving credit facility	152,086	302,558
Senior unsecured notes	221,350	-
Total long-term debt	373,436	302,558

Revolving Credit Facility

At December 31, 2011, Vermilion had in place a bank revolving credit facility totalling $800 million. The facility, which matures in May 2014, is fully revolving up to the date of maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins. For the year ended December 31, 2011, the interest rate on the revolving credit facility was between 3.2% and 3.8% (2010 - between 2.9 and 3.5%).

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion’s operations totaling $3.7 million as at December 31, 2011.

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings less certain debts related to Corrib (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at December 31, 2011, Vermilion is in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2011, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (excluding interest)	-	152,086	221,350	-	373,436
Amount due pursuant to acquisition	137,295	-	-	-	137,295
Operating lease obligations	8,575	17,297	14,921	41,681	82,474
Ship or pay agreement related to the Corrib project	7,588	11,954	9,273	43,292	72,107
Purchase obligations	19,309	2,207	2,111	670	24,297
Drilling and service agreements	10,913	-	-	-	10,913
Total contractual obligations	183,680	183,544	247,655	85,643	700,522

20

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

EQUITY ISSUANCE

On November 28, 2011 Vermilion completed an equity issuance of 5,370,000 common shares at $49.00 per common share for gross proceeds of approximately $263.1 million including the partial exercise of the underwriters’ overallotment option (the “Offering”).

The intended use of net proceeds of the Offering of approximately $252.0 million was to reduce a certain amount of outstanding indebtedness under the revolving credit facility and to partially fund Vermilion’s future development capital program and for use in prospective acquisitions.

For the year ending December 31, 2011, Vermilion used the net proceeds as follows:

($M)	Intended use of net proceeds	Use of net proceeds	Remaining net proceeds
Reduction of outstanding indebtedness under the revolving credit facility	59,000	61,000	(2,000)
Partially fund the Company's development capital program and prospective acquisitions	192,204	107,000	85,204
General purposes	800	-	800
	252,004	168,000	84,004

RECLAMATION FUND

After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. On July 2010, the reclamation fund assets were liquidated and the proceeds were initially used to reduce outstanding bank indebtedness and will ultimately help support Vermilion’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

ASSET RETIREMENT OBLIGATIONS

As at December 31, 2011, Vermilion’s asset retirement obligations were $310.5 million compared to $267.4 million as at December 31, 2010.

The increase in asset retirement obligations is largely attributable to changes in the discount rates applied to the obligations, accretion and additions from the recognition of obligations relating to the wells drilled during 2011. These increases were partially offset by obligations settled during the year, changes in estimates for existing obligations and the impact of foreign exchange rates on foreign currency denominated obligations.

DIVIDENDS

	Three Months Ended	Year Ended
	Dec 31,	Dec 31,	Dec 31,
($M)	2011	2011	2010
Cash flows from operating activities	158,639	447,092	421,282
Net earnings (loss)	(30,243)	142,821	44,395
Dividends declared	53,871	207,846	189,744
Excess of cash flows from operating activities over dividends declared	104,768	239,246	231,538
(Shortfall) excess of net earnings (loss) over dividends declared	(84,114)	(65,025)	(145,349)

Vermilion maintained monthly dividends at $0.19 per share and declared dividends totalling $207.8 million for 2011.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Vermilion’s policy with respect to dividends is to be conservative and retain a low ratio of dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise. Should commodity price cycles remain low for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Following Vermilion’s conversion to a trust in January 2003, distributions remained at $0.17 per unit per month until an increase to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a corporation and has been paying dividends of $0.19 per share per month.

21

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

Over the next three years, the Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion. As such, Vermilion’s fund flows from operations may not be sufficient during this period to fund future cash dividends, capital expenditures and asset retirement obligations. Vermilion will evaluate its ability to finance any shortfalls with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS’ EQUITY

During the year ended December 31, 2011, Vermilion issued 7,431,893 common shares pursuant to the November equity offering, the dividend reinvestment plan and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $342.4 million as a result of the issuance of those shares.

As at December 31, 2011, there were 96,430,135 shares outstanding. As at March 1, 2012, there were 96,713,280 shares outstanding.

Since inception, Vermilion has declared $1.3 billion in dividends to shareholders as compared to shareholders’ capital of $1.4 billion as at December 31, 2011.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Production from Corrib is expected to increase Vermilion’s volumes by approximately 54 mmcf (9,000 boe/d) once the field reaches peak production. Vermilion acquired its 18.5% working interest in the project on July 30, 2009. The project comprises seven offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. Vermilion’s interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to December 31, 2011 of $243.8 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting and preparations for construction of the onshore pipeline. Furthermore, pursuant to the terms of the acquisition agreement, Vermilion will make an additional payment to the vendor of US$135 million at the end of 2012. In 2011, approvals and permissions were granted for the onshore gas pipeline and construction has commenced with tunnelling expected to begin in the fourth quarter of 2012. Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014.

RISK AND UNCERTAINTIES AND RISK MANAGEMENT

Risk and Uncertainties

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks and uncertainties. These include fluctuations in commodity prices, exchange rates and interest rates as well as uncertainties associated with reserve volumes, production and sales volumes and governmental regulatory and income tax regime changes. These risks and uncertainties, as well as other important risks and uncertainties, are discussed in additional detail below.

Commodity Prices

Vermilion’s operational results and financial condition will be dependent on the prices received by Vermilion for oil and natural gas production. Oil and natural gas prices have fluctuated significantly during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

Exchange Rates

Much of Vermilion’s revenue stream is priced in U.S. dollars and as such an increase in the strength of the Canadian dollar relative to the U.S. dollar may result in the receipt of fewer Canadian dollars by Vermilion in respect of its production. In addition, Vermilion incurs expenses and capital costs in U.S. dollars, Euros and Australian dollars and accordingly, the Canadian dollar equivalent of these expenditures as reported by Vermilion in its financial results is impacted by the prevailing foreign currency exchange rates at the time the transaction occurs. Vermilion monitors risks associated with exchange rates and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.

Production and Sales Volumes

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may materially impact Vermilion’s financial results.

22

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

Continuing production from a property, and to some extent the marketing of production, is largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could negatively affect Vermilion’s financial results.

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s financial results. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues.

Interest Rates

An increase in interest rates could result in a significant increase in the amount Vermilion pays to service debt.

Reserve Volumes

Vermilion’s reserve volumes and related reserve values support the carrying value of Vermilion’s oil and gas assets on the consolidated balance sheets and provide the basis to calculate the depletion of those costs. There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond Vermilion’s control. These include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating expenses, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on estimated prices in use at the date the evaluation was prepared, and many of these assumptions are subject to change and are beyond Vermilion’s control. Actual production and income derived therefrom will vary from these evaluations, and such variations could be material.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities and the related timing may impact Vermilion’s financial position and results of operations.

Corrib Project

Vermilion is exposed to uncertainties associated with the timing of first gas resulting from the timing of completion for a section of the onshore pipeline relating to the Corrib project.

Governmental Regulatory and Income Tax Regime

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia and Ireland. Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which Vermilion operates, will not be changed in a manner which adversely affects Vermilion’s results of operations.

A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's net earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt. Any material increase in royalties would also significantly reduce the value of the associated assets.

Risk Management

To mitigate the aforementioned risks whenever possible, Vermilion seeks to hire personnel with experience in specific areas. In addition, Vermilion provides continued training and development to staff to further develop their skills. When appropriate, Vermilion uses third party consultants with relevant experience to augment its internal capabilities with respect to certain risks.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program is to support Vermilion’s dividends and its internal capital development program. The level of commodity price risk management that occurs is highly dependent on the amount of debt that is carried. When debt levels are higher, Vermilion will be more active in protecting its cash flow stream through its commodity price risk management strategy.

23

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

When executing its commodity price risk management programs, Vermilion uses financial instruments encompassing over-the-counter financial structures as well as fixed/collar structures to economically hedge a part of its physical natural gas and oil sales. Vermilion has strict controls and guidelines in relation to these activities and contracts only with counter parties that have high credit ratings.

CRITICAL ACCOUNTING ESTIMATES

Vermilion’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties, operating expenses, and current taxes include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and exploration and evaluation assets are based on estimates that Vermilion expects to realize; and
vii.	Equity based compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2011.

Vermilion uses a variety of derivatives including puts and calls to manage the risks associated with fluctuating commodity prices. Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would adversely impact Vermilion’s financial position or results of operations.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion is committed to ensure it conducts its activities in a manner that will protect the health and safety of its employees, contractors and the public.  The health, safety and environment vision is to fully integrate health, safety and environment into Vermilion’s business, where its culture is recognized as a model by industry and stakeholders, resulting in a workplace free of incidents.

Vermilion will maintain health, safety and environmental practices and procedures that comply or exceed regulatory requirements and industry standards.  It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2011, Vermilion remained committed to the principles of the Responsible Canadian Energy™ program set out by the Canadian Association of Petroleum Producers.  Responsible Canadian Energy™ is an association-wide performance reporting program to demonstrate progress in environmental, health, safety, and social performance.

Vermilion continued its commitment to reduce impacts to land, water and air, as policies and procedures demonstrating leadership in these areas, were maintained and further developed in 2011.  Examples of accomplishments during the year included:

-	Continuation of third party audits on our Health Safety and Environment (“HSE”) Management System;
-	Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-	Continuous auditing and management inspections;
-	Development, communication and measurement against leading and lagging HSE key performance indicators;
-	Managing our waste products by reducing, recycling and recovering; and
-	Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

24

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control. The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses.

	Change in Cash Available for Dividends ($/share)	Change in Cash Available for Dividends ($MM)
Change in crude oil by US $1.00/bbl	0.06	6.0
Change in AECO prices by $0.10/mcf	0.02	1.6
Change in interest rate by one basis point	0.03	2.8
Change in CDN $/US $ foreign exchange rate by $0.01	0.06	5.3
Change in CDN $/Euro foreign exchange rate by $0.01	-	0.2

International Financial Reporting Standards (“ifrs”) TRANSITIOn

Adoption of IFRS

Vermilion has prepared its December 31, 2011 consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board. Previously, Vermilion prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles as issued by the Canadian Accounting Standards Board (“Previous GAAP”). The adoption of IFRS has not had a material impact on Vermilion’s operations, strategic decisions, cash flow or capital expenditures. Vermilion’s IFRS accounting policies are provided in Note 2 to the consolidated financial statements. In addition, Note 25 to the Consolidated financial statements presents reconciliations between Vermilion’s 2010 Previous GAAP results and the 2010 IFRS results. The reconciliations include the Consolidated Balance Sheet as at December 31, 2010; the Consolidated Statement of Net Earnings and Comprehensive Income, Consolidated Statement of Cash Flows for the year ended December 31, 2010; and the Consolidated Statement of Changes in Shareholders’ or Unitholders’ Equity as at January 1, 2010 and December 31, 2010.

The following provides summary reconciliations of Vermilion’s 2010 Previous GAAP and IFRS results:

EFFECT OF TRANSITION ON NET EARNINGS AND COMPREHENSIVE INCOME

	Three Months Ended	Year Ended
	Dec 31, 2010	Dec 31, 2010
Net earnings and comprehensive income - Previous GAAP	15,817	111,263
Increase in equity based compensation expense	2,618	(6,406)
Increase in loss on derivative instruments	(2,139)	(3,013)
Increase in unrealized foreign exchange loss	(29,011)	(61,091)
Decrease in accretion expense	(2)	250
Decrease in depletion and depreciation	16,494	69,783
Decrease in deferred income tax recovery	(5,746)	(23,663)
Goodwill impairment	(19,840)	(19,840)
Reversal of non-controlling interest - exchangeable shares	-	8,241
Remeasurement loss on liability associated with exchangeable shares	-	(31,129)
Net earnings (loss)	(21,809)	44,395
Currency translation adjustments	(14,697)	(31,577)
Comprehensive income (loss)	(36,506)	12,818

25

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

SUMMARY OF CHANGES IN ROYALTY AND CURRENT TAX EXPENSES

	Three Months Ended	Year Ended
($M)	Dec 31, 2010	Dec 31, 2010
Royalty expense - Previous GAAP	29,279	83,509
Reclassification of Australia PRRT from royalties to current taxes	(18,192)	(39,537)
Royalties - IFRS	11,087	43,972

	Three Months Ended	Year Ended
($M)	Dec 31, 2010	Dec 31, 2010
Current tax expense - Previous GAAP	29,349	72,701
Reclassification of Australia PRRT from royalties to current taxes	18,192	39,537
Current tax expense - IFRS	47,541	112,238

SUMMARY OF CHANGES IN FINANCIAL METRICS

	Three Months Ended	Year Ended
($M)	Dec 31, 2010	Dec 31, 2010
Fund flows from operations - Previous GAAP	100,177	363,487
Reclassification of contingent consideration to operating activities from investing activities	(2,015)	(5,958)
Fund flows from operations - IFRS	98,162	357,529

($M)	As At Dec 31, 2010
Net debt - Previous GAAP	300,393
Reclassify current portion of deferred taxes to non-current	2,902
Net debt - IFRS	303,295

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at the Board level and extends throughout the Company. We believe good corporate governance is in the best interest of our shareholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees.

We comply with the objectives and guidelines relating to corporate governance adopted by the Canadian Securities Administrators and the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A full examination of our corporate governance policies will be provided in our Management Proxy Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all shareholders on April 4, 2012.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with Vermilion’s filings.

As of December 31, 2011, Vermilion has evaluated the effectiveness of the design and operation of Vermilion’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that Vermilion’s disclosure controls and procedures are effective.

26

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, as reflected in their report for 2011 as filed with the US Securities and Exchange Commission. No changes were made to Vermilion’s internal control over financial reporting during the year ending December 31, 2011, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

27

Vermilion Energy Inc.	2011 Management’s Discussion and Analysis – Exhibit 99.2

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

W. Kenneth Davidson [2,3] Toronto, Ontario

Lorenzo Donadeo

Calgary, Alberta

Claudio A. Ghersinich [2,4,5]

Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]

Chairman, Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.

Calgary, Alberta

William F. Madison [2,4,5] Sugar Land, Texas

Timothy R. Marchant [3,4,5] Calgary, Alberta

[1] Chairman of the Board

[2] Audit Committee

[3] Governance and Human Resources Committee

[4] Health, Safety and Environment Committee

[5] Independent Reserves Committee

ANNUAL GENERAL MEETING

May 4, 2012 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.

President & Chief Executive Officer

John D. Donovan, F.C.A.

Executive Vice President Business Development

Curtis W. Hicks, C.A.

Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.

Executive Vice President & COO

Mona Jasinski, M.B.A., C.H.R.P.

Executive Vice President People

Raj C. Patel, P.Eng.

Vice President Marketing

Daniel Goulet, P.Eng.

Director Production and Operations

Cameron A. Hercus, MSc

Director Exploitation and New Growth

Dean N. Morrison, CFA

Director Investor Relations

Gerardo Rivera

Director Strategy and Portfolio Management

Robert (Bob) J. Engbloom, LL.B

Corporate Secretary

Paul L. Beique

Investor Relations

EUROPE

Peter Sider, P.Eng.

Vice President European Operations

David Burghardt, P.Eng.

Director Exploitation

Scott Ferguson, P.Eng.

Director European Operations

AUSTRALIA

Bruce D. Lake, P.Eng.

Managing Director

Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Calgary, Alberta

Bank of Montreal

Calgary, Alberta

BNP Paribas (Canada)

Toronto, Ontario

Royal Bank of Canada

Calgary, Alberta

The Bank of Nova Scotia

Calgary, Alberta

Canadian Imperial Bank of Commerce

Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

National Bank of Canada
Calgary, Alberta

Citibank N.A., Canadian Branch

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Symbol: VET

US OTC

Symbol: VEMTF

INVESTOR RELATIONS CONTACT

Dean Morrison, Director Investor Relations
403.269.4884 TEL
403.476.8100 FAX
1.866.895.8101 IR TOLL FREE
investor_relations@vermilionenergy.com